CREDIT SUISSE

06014670

June 14, 2006

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse (formerly known as Credit Suisse First Boston)
Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities
Exchange Act of 1934 – File No. 082-4705

SUPPL

Ladies and Gentlemen:

On behalf of Credit Suisse, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose the Credit Suisse Information Statement dated March 31, 2006 and Supplement A dated May 2, 2006.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner
Vice President

Enclosure

990490072 - 6/14/2006

CREDIT SUISSE

Supplement A



SUPPLEMENT DATED
MAY 2, 2006
TO CREDIT SUISSE
INFORMATION STATEMENT
DATED MARCH 31, 2006

Revised Segment Financial Results - Unaudited

Effective January 1, 2006, Credit Suisse Group realigned its organizational structure to its new strategic orientation, which is to focus on banking and hold its insurance business as a financial investment. As a result of this realignment, the Bank's business consists of three reporting segments: Investment Banking, Private Banking and Asset Management. Revised segment financial information for the operating segments of the Bank for full year 2003, 2004 and 2005 and quarterly information for 2004 and 2005 reflecting the operational and management structure in place during 2006 is included in this supplement as Annex I.

Interim Financial Information

On May 2, 2006, Credit Suisse Group released its financial results for the three months ended March 31, 2006, including the financial results of the Investment Banking, Private Banking and Asset Management segments of the Bank, some of which are excerpted and included in this supplement as Annex II. For further information on the interim results of operations for these segments, we refer you to "Investor Relations — Annual and Quarterly Reporting — Quarterly Reporting" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for these segments may differ significantly from our financial results. See "Operating and financial review — Differences in the results of operations of the Bank and its segments" in the Information Statement.

Credit Suisse Capital

Capital information for the Bank is included in this supplement as Annex III.

Annex I

Investment Banking income statement (unaudited)

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
	12 months											
Net interest income	**4'260**	**4'134**	**3'372**	**1'085**	**1'333**	**850**	**866**	**1'016**	**1'223**	**712**	**421**	**748**
Commissions and fees	6'080	6'171	6'709	1'616	1'532	1'546	1'477	1'327	1'566	1'832	1'984	1'942
Trading revenues and realized gains/(losses) from investment securities, net	2'262	2'872	4'931	1'390	120	647	715	1'484	465	1'779	1'203	2'943
Other revenues	422	564	535	67	303	122	72	167	163	78	127	124
Total noninterest revenues	**8'764**	**9'607**	**12'175**	**3'073**	**1'955**	**2'315**	**2'264**	**2'978**	**2'194**	**3'689**	**3'314**	**5'009**
Net revenues	**13'024**	**13'741**	**15'547**	**4'158**	**3'288**	**3'165**	**3'130**	**3'994**	**3'417**	**4'401**	**3'735**	**5'757**
Provision for credit losses	**167**	**(34)**	**(73)**	**(21)**	**80**	**24**	**(117)**	**(19)**	**(1)**	**(40)**	**(13)**	**(55)**
Compensation and benefits	6'881	7'765	8'621	2'332	1'998	1'749	1'686	2'135	1'977	2'373	2'136	3'080
Other expenses	3'958	3'987	5'400	860	957	1'119	1'051	946	1'999	1'129	1'326	1'168
Total operating expenses	**10'839**	**11'752**	**14'021**	**3'192**	**2'955**	**2'868**	**2'737**	**3'081**	**3'976**	**3'502**	**3'462**	**4'248**
Income/(loss) from continuing operations before taxes	**2'018**	**2'023**	**1'599**	**987**	**253**	**273**	**510**	**932**	**(558)**	**939**	**286**	**1'564**

Excluding minority interest revenues/expenses relating primarily to consolidated entities in which the Group does not have a significant economic interest.

Investment Banking revenue disclosure (unaudited)

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
	12 months											
Debt underwriting	1'454	1'401	1'484	313	435	368	285	271	411	408	394	456
Equity underwriting	783	747	931	244	189	115	199	139	186	263	343	249
Underwriting	**2'237**	**2'148**	**2'415**	**557**	**624**	**483**	**484**	**410**	**597**	**671**	**737**	**705**
Advisory and other fees	1'306	1'161	1'475	223	278	332	328	225	369	433	448	333
Total investment banking	**3'543**	**3'309**	**3'890**	**780**	**902**	**815**	**812**	**635**	**966**	**1'104**	**1'185**	**1'038**
Fixed income	5'834	6'191	7'004	2'084	1'183	1'499	1'425	2'116	1'353	1'969	1'566	2'767
Equity	3'345	3'795	4'340	1'206	935	768	886	1'066	912	1'341	1'021	2'077
Total trading	**9'179**	**9'986**	**11'344**	**3'290**	**2'118**	**2'267**	**2'311**	**3'182**	**2'265**	**3'310**	**2'587**	**4'844**
Other (including loan portfolio)	302	446	313	88	268	83	7	177	186	(13)	(37)	(125)
Net revenues	**13'024**	**13'741**	**15'547**	**4'158**	**3'288**	**3'165**	**3'130**	**3'994**	**3'417**	**4'401**	**3'735**	**5'757**

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
	12 months											
Cost/income ratio	83.2%	85.5%	90.2%	76.8%	89.9%	90.6%	87.4%	77.1%	116.4%	79.6%	92.7%	73.8%
Pre-tax income margin	15.5%	14.7%	10.3%	23.7%	7.7%	8.6%	16.3%	23.3%	(16.3%)	21.3%	7.7%	27.2%
Compensation/revenue ratio	52.8%	56.5%	55.5%	56.1%	60.8%	55.3%	53.9%	53.5%	57.9%	53.9%	57.2%	53.5%
Average economic risk capital, in CHF m		10'922	13'246	10'708	11'109	11'297	10'852	11'221	12'708	14'229	15'109	15'871
Pre-tax return on average economic risk capital [1]		20.9%	14.7%	39.1%	11.3%	12.4%	21.3%	35.8%	(15.2%)	28.9%	10.3%	42.0%

1) Calculated using a return excluding funding costs for allocated goodwill.

Private Banking income statement (unaudited)

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
	12 months											
Net interest income	**3'651**	**3'651**	**3'716**	**919**	**914**	**911**	**907**	**922**	**924**	**946**	**924**	**966**
Commissions and fees	4'846	5'434	5'812	1'479	1'359	1'277	1'319	1'403	1'364	1'510	1'535	1'807
Trading revenues and realized gains/(losses)												
from investment securities, net	475	629	793	92	325	101	111	167	168	222	236	303
Other revenues	274	238	174	72	52	46	68	47	68	38	21	34
Total noninterest revenues	**5'595**	**6'301**	**6'779**	**1'643**	**1'736**	**1'424**	**1'498**	**1'617**	**1'600**	**1'770**	**1'792**	**2'144**
Net revenues	**9'246**	**9'952**	**10'495**	**2'562**	**2'650**	**2'335**	**2'405**	**2'539**	**2'524**	**2'716**	**2'716**	**3'110**
Provision for credit losses	**404**	**116**	**(71)**	**55**	**51**	**18**	**(8)**	**(16)**	**(28)**	**(6)**	**(21)**	**(8)**
Compensation and benefits	3'247	3'155	3'588	867	871	770	647	906	876	918	888	1'071
Other expenses	2'900	2'966	3'012	689	755	731	791	675	747	767	823	739
Restructuring charges	12	(2)	0	(2)	0	0	0	0	0	0	0	
Total operating expenses	**6'159**	**6'119**	**6'600**	**1'554**	**1'626**	**1'501**	**1'438**	**1'581**	**1'623**	**1'685**	**1'711**	**1'810**
Income from continuing operations before taxes	**2'683**	**3'717**	**3'966**	**953**	**973**	**816**	**975**	**974**	**929**	**1'037**	**1'026**	**1'308**

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
	12 months											
Cost/income ratio	66.6%	61.5%	62.9%	60.7%	61.4%	64.3%	59.8%	62.3%	64.3%	62.0%	63.0%	58.2%
Pre-tax income margin	29.0%	37.3%	37.8%	37.2%	36.7%	34.9%	40.5%	38.4%	36.8%	38.2%	37.8%	42.1%
Net new assets, in CHF bn	16.1	36.8	50.4	14.8	10.1	4.9	7.0	14.1	8.6	18.8	8.9	14.8
Average economic risk capital, in CHF m		4'718	4'714	4'726	4'748	4'755	4'677	4'655	4'727	4'741	4'743	4'778
Pre-tax return on average economic risk capital [1]		79.8%	85.5%	81.6%	82.9%	69.9%	84.5%	84.8%	79.8%	88.9%	88.2%	111.1%

1) Calculated using a return excluding funding costs for allocated goodwill.

Wealth Management income statement (unaudited)

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
	12 months											
Net interest income	1'333	1'569	1'625	380	388	397	404	411	401	417	396	458
Total noninterest revenues	4'688	5'083	5'500	1'417	1'326	1'134	1'206	1'294	1'287	1'447	1'472	1'769
Net revenues	**6'021**	**6'652**	**7'125**	**1'797**	**1'714**	**1'531**	**1'610**	**1'705**	**1'688**	**1'864**	**1'868**	**2'227**
Provision for credit losses	**13**	**(5)**	**25**	**7**	**(9)**	**(1)**	**(2)**	**3**	**16**	**4**	**2**	**0**
Compensation and benefits	2'103	2'071	2'367	584	562	493	432	589	575	607	596	735
Other expenses	1'888	2'007	2'072	478	509	484	536	470	503	532	567	529
Restructuring charges	12	(3)	0	(2)	0	(1)	0	0	0	0	0	
Total operating expenses	**4'003**	**4'075**	**4'439**	**1'060**	**1'071**	**976**	**968**	**1'059**	**1'078**	**1'139**	**1'163**	**1'264**
Income from continuing operations before taxes	**2'005**	**2'582**	**2'661**	**730**	**652**	**556**	**644**	**643**	**594**	**721**	**703**	**963**

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
	12 months											
Cost/income ratio	66.5%	61.3%	62.3%	59.0%	62.5%	63.7%	60.1%	62.1%	63.9%	61.1%	62.3%	56.8%
Pre-tax income margin	33.3%	38.8%	37.3%	40.6%	38.0%	36.3%	40.0%	37.7%	35.2%	38.7%	37.6%	43.2%
Net new assets, in CHF bn	15.4	31.4	42.8	12.5	9.2	3.5	6.2	11.1	8.1	16.8	6.8	14.5
Net new asset growth (rolling four quarter average)	-	5.8%	7.5%	-	-	-	5.8%	5.3%	5.1%	7.4%	7.5%	7.8%
Net new asset growth	-	5.8%	7.5%	9.3%	6.4%	2.4%	4.4%	7.8%	5.4%	10.6%	4.0%	8.4%
Gross margin on assets under management	-	117.4 bp	112.6 bp	129.5 bp	120.3 bp	107.2 bp	112.9 bp	117.2 bp	110.0 bp	114.3 bp	109.4 bp	124.6 bp
of which asset-based	-	77.9 bp	72.6 bp	79.7 bp	78.3 bp	76.2 bp	77.5 bp	77.8 bp	70.3 bp	72.3 bp	70.3 bp	73.1 bp
of which transaction-based	-	39.5 bp	40.1 bp	49.9 bp	42.1 bp	31.0 bp	35.4 bp	39.4 bp	39.7 bp	41.9 bp	39.1 bp	51.5 bp
Net margin (pre-tax) on assets under management	-	45.6 bp	42.0 bp	52.6 bp	45.8 bp	38.9 bp	45.1 bp	44.2 bp	38.7 bp	44.2 bp	41.2 bp	53.9 bp

Corporate & Retail Banking income statement (unaudited)

in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
	12 months											
Net interest income	2'319	2'082	2'092	538	527	514	503	512	523	529	528	508
Total noninterest revenues	906	1'217	1'278	227	409	290	291	323	313	323	319	375
Net revenues	**3'225**	**3'299**	**3'370**	**765**	**936**	**804**	**794**	**835**	**836**	**852**	**847**	**883**
Provision for credit losses	**391**	**122**	**(96)**	**48**	**60**	**20**	**(6)**	**(19)**	**(44)**	**(10)**	**(23)**	**(8)**
Compensation and benefits	1'144	1'083	1'221	283	309	277	214	318	301	311	291	336
Other expenses	1'012	959	940	211	246	247	255	205	243	235	257	210
Total operating expenses	**2'156**	**2'042**	**2'161**	**494**	**555**	**524**	**469**	**523**	**544**	**546**	**548**	**546**
Income from continuing operations before taxes	**678**	**1'135**	**1'305**	**223**	**321**	**260**	**331**	**331**	**336**	**316**	**322**	**345**

	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
	12 months											
Cost/income ratio	66.9%	61.9%	64.1%	64.6%	59.3%	65.2%	59.1%	62.6%	65.1%	64.1%	64.7%	61.8%
Pre-tax income margin	21.0%	34.4%	38.7%	29.2%	34.3%	32.3%	41.7%	39.6%	40.2%	37.1%	38.0%	39.1%
Net new assets, in CHF bn	0.7	5.4	7.6	2.3	0.9	1.5	0.7	3.0	0.5	2.0	2.1	0.3
Average economic risk capital, in CHF m	-	3'271	3'122	3'275	3'287	3'299	3'245	3'168	3'161	3'167	3'041	2'858
Pre-tax return on average economic risk capital [1]	-	34.8%	41.9%	27.3%	39.1%	31.7%	40.9%	41.8%	42.6%	40.0%	42.4%	48.4%

1) Calculated using a return excluding funding costs for allocated goodwill.

Asset Management income statement (unaudited)

	12 months											
in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
Net interest income	**(33)**	**(53)**	**(68)**	**(3)**	**(12)**	**(16)**	**(22)**	**(13)**	**(14)**	**(19)**	**(22)**	**(19)**
Commissions and fees	1'988	2'020	2'076	495	514	495	516	524	498	515	539	561
Trading revenues and realized gains/(losses) from investment securities, net	33	45	41	14	12	9	10	7	16	8	10	(11)
Other revenues	220	536	752	108	326	41	61	96	282	144	230	225
Total noninterest revenues	**2'241**	**2'601**	**2'869**	**617**	**852**	**545**	**587**	**627**	**796**	**667**	**779**	**775**
Net revenues	**2'208**	**2'548**	**2'801**	**614**	**840**	**529**	**565**	**614**	**782**	**648**	**757**	**756**
Provision for credit losses	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2**
Compensation and benefits	830	948	947	208	212	237	291	225	217	253	252	261
Other expenses	1'091	784	848	188	185	200	211	181	208	195	264	259
of which commission expenses	330	308	295	82	69	81	76	63	79	67	86	84
Total operating expenses	**1'921**	**1'732**	**1'795**	**396**	**397**	**437**	**502**	**406**	**425**	**448**	**516**	**520**
Income from continuing operations before taxes	**287**	**816**	**1'006**	**218**	**443**	**92**	**63**	**208**	**357**	**200**	**241**	**234**

Excluding minority interest revenues/expenses relating primarily to consolidated entities in which the Group does not have a significant economic interest.

Asset Management revenue disclosure (unaudited)

	12 months											
in CHF m	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
Asset management revenues	1'722	1'772	1'909	446	436	420	470	472	476	459	502	494
Private equity commissions and fees	263	256	194	65	70	76	45	57	40	50	47	56
Net revenues before private equity gains	**1'985**	**2'028**	**2'103**	**511**	**506**	**496**	**515**	**529**	**516**	**509**	**549**	**550**
Private equity gains	223	520	698	103	334	33	50	85	266	139	208	206
Net revenues	**2'208**	**2'548**	**2'801**	**614**	**840**	**529**	**565**	**614**	**782**	**648**	**757**	**756**

	12 months											
	2003	2004	2005	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
Cost/income ratio	87.0%	68.0%	64.1%	64.5%	47.3%	82.6%	88.8%	66.1%	54.3%	69.1%	68.2%	68.8%
Pre-tax income margin	13.0%	32.0%	35.9%	35.5%	52.7%	17.4%	11.2%	33.9%	45.7%	30.9%	31.8%	31.0%
Net new assets	(9.8)	0.7	19.6	0.6	2.6	0.6	(3.1)	3.9	11.4	5.1	(0.8)	17.0
of which private equity	0.8	(9.1)	4.6	(0.7)	(2.9)	(3.1)	(2.4)	0.1	1.7	1.5	1.3	2.4
of which advisory assets		12.9	5.3	3.5	1.0	2.1	6.3	1.1	0.0	1.0	3.2	1.0
Gross margin on assets under management		54.6 bp	54.5 bp	52.9 bp	71.4 bp	45.3 bp	48.6 bp	52.1 bp	62.8 bp	49.4 bp	54.0 bp	49.8 bp
Net margin (pre-tax) on average assets under management		17.5 bp	19.6 bp	18.8 bp	37.6 bp	7.9 bp	5.4 bp	17.6 bp	28.7 bp	15.3 bp	17.2 bp	15.4 bp
Average economic risk capital, in CHF m		961	1'118	1'010	971	955	926	939	1'046	1'191	1'311	1'345
Pre-tax return on average economic risk capital [1]		92.1%	98.0%	92.5%	189.0%	46.8%	34.4%	97.1%	143.7%	75.2%	82.1%	77.7%

1) Calculated using a return excluding funding costs for allocated goodwill.

Annex II

Investment Banking

Investment Banking provides financial advisory, lending and capital raising services and sales and trading to institutional, corporate and government clients worldwide.

Pre-tax income margin


in %
30.0
25.0
20.0
15.0
10.0
5.0
0.0
(5.0)
(10.0)
(15.0)
(20.0)
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005 [1]
2Q 2005
3Q 2005
4Q 2005
1Q 2006

Pre-tax return on average economic risk capital


in %
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
(5.0)
(10.0)
(15.0)
(20.0)
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005 [1]
3Q 2005
4Q 2005
1Q 2006

[1] Excluding the charge to increase the reserve for certain private litigation of CHF 960 million.

Compensation/revenue ratio


in %
65.0
60.0
55.0
50.0
45.0
40.0
35.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006

Investment Banking reported record income from continuing operations before taxes of CHF 1,564 million in the first quarter of 2006, an increase of CHF 632 million, or 68%, compared to the first quarter of 2005. Net revenues were at a record level of CHF 5,757 million, up 44% compared to the first quarter of 2005, reflecting higher revenues in all key business areas. Total operating expenses increased 38% compared to the first quarter of 2005, driven primarily by increased compensation accruals in line with improved results. The strengthening of the average rate of the US dollar against the Swiss franc by 11% from the first quarter of 2005 favorably impacted revenues and adversely affected expenses. These strong first quarter results reflect a highly favorable market environment as well as continued progress toward the Investment Banking strategy to deliver a more focused franchise.

Pre-tax income margin for the first quarter of 2006 increased to 27.2% from 23.3% in the first quarter of 2005 and 7.7% in the fourth quarter of 2005. Pre-tax return on average economic risk capital (ERC) was 42.0% compared to 35.8% in the first quarter of 2005 and 10.3% in the fourth quarter of 2005.

Net revenues were CHF 5,757 million in the first quarter of 2006, up CHF 1,763 million, or 44%, compared to the first quarter of 2005, reflecting a 63% increase in investment banking revenues and a 52% increase in trading revenues. These results reflected the improving franchise and a favorable market environment during the quarter. Net revenues increased 54% from the fourth quarter of 2005, due primarily to significant increases in trading revenues.

Provision for credit losses amounted to a release of CHF 55 million in the first quarter of 2006, reflecting the continued favorable credit environment for lenders. This compares to a credit release of CHF 19 million in the first quarter of 2005. Compared to December 31, 2005, total impaired loans increased CHF 69 million to CHF 581 million but remained stable as a percentage of total loans, and valuation allowances as a percentage of total impaired loans decreased 14.7 percentage points to 76.1% as of March 31, 2006.

Total operating expenses were CHF 4,248 million in the first quarter of 2006, up CHF 1,167 million, or 38%, versus the first quarter of 2005. Compensation and benefits increased CHF 945 million, or 44%, due primarily to increased compensation accruals in line with improved results. Consistent with its commitment to improve the cost/income ratio over time, Investment Banking had a compensation/revenue ratio of 53.5% in the first quarter of 2006, a decline from the full-year 2005 level of 55.5%. For information on share-based compensation expense, see "Notes to the condensed consolidated financial statements – unaudited – New accounting pronouncements." Other expenses increased CHF 222 million, or 23%, from the first quarter of 2005, reflecting higher professional fees and costs associated with the branding implementation and related advertising costs. Total operating expenses increased 23% compared to the fourth quarter of 2005, due primarily to higher compensation accruals. This was offset in part by a CHF 158 million reduction in other expenses compared to the fourth quarter of 2005. The cost/income ratio declined to 73.8% in the first quarter of 2006 from 77.1% in the first quarter of 2005 and 92.7% in the fourth quarter of 2005. Improved productivity and the achievement of sustainable, long-term cost/income ratio reductions remain a priority for Investment Banking.

The following table presents the results of the Investment Banking segment:

in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005
Net interest income	**748**	421	1,016	78	(26)
Commissions and fees	**1,942**	1,984	1,327	(2)	46
Trading revenues and realized gains/(losses) from investment securities, net	**2,943**	1,203	1,484	145	98
Other revenues	**124**	127	167	(2)	(26)
Total noninterest revenues	**5,009**	3,314	2,978	51	68
Net revenues	**5,757**	3,735	3,994	54	44
Provision for credit losses	**(55)**	(13)	(19)	323	189
Compensation and benefits	**3,080**	2,136	2,135	44	44
Other expenses	**1,168**	1,326	946	(12)	23
Total operating expenses	**4,248**	3,462	3,081	23	38
Income from continuing operations before taxes	**1,564**	286	932	447	68

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. In the first quarter of 2006, investment banking revenues totaled CHF 1,038 million, up CHF 403 million, or 63%, versus the first quarter of 2005, reflecting significant increases in both underwriting and advisory and other fees. In line with its strategy, Investment Banking continued to build on its industry-leading platform in the emerging markets. Among the many awards received in the quarter, Credit Suisse was named "Best Investment Bank in Latin America" by *Latin Finance* and was recognized for its leadership last year across investment banking products, particularly in the competitive equity underwriting market. This award provided further confirmation of Credit Suisse's momentum in the region and commitment to providing best-in-class products throughout the emerging markets and globally.

Debt underwriting revenues in the first quarter of 2006 were CHF 456 million, up CHF 185 million, or 68%, compared to the first quarter of 2005. These results reflect higher revenues in leveraged finance, asset-backed securities and investment grade capital markets, with global industry-wide investment grade debt underwriting reaching record volumes and high-yield debt underwriting recovering from lower volumes in the three previous quarters, benefiting from strong global mergers and acquisitions activity. For the first quarter of 2006, Credit Suisse ranked third in global high-yield securities new issuance volumes. The high-yield market continued to be very competitive among the top firms. The overall leveraged finance franchise remained strong and corporate issuance continued the trend seen in 2005 with the shift from high-yield securities to the syndicated loan market. Investment Banking continued to focus on profitability rather than league table rankings in the investment grade capital markets business, consistent with its strategy to focus on high-margin products.

Equity underwriting revenues in the first quarter of 2006 were CHF 249 million, up CHF 110 million, or 79%, compared to the first quarter of 2005, reflecting higher industry-wide equity issuance activity, including higher convertible securities activity, and improved market share. Equity underwriting revenues decreased 27% compared to the strong fourth quarter of 2005, due primarily to lower global industry-wide equity issuances. Credit Suisse ranked third for the first quarter of 2006 in global initial public offering market share. Credit Suisse participated in a number of key equity transactions in the quarter across a broad range of industries and geographies, including a convertible bond issue for Bayer AG and initial public offerings for QinetiQ Group plc (privatization of a UK provider of defense technology and security solutions) and Partners Group (one of the largest independent global alternative asset managers). In addition, Credit Suisse was the sole global coordinator for the privatization of Grupo Aeroportuario del Pacifico, S.A. de C.V. (a network of 12 national airport assets), Mexico's largest initial public offering in fifteen years.

The following table presents the revenue details of the Investment Banking segment:

in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005
Debt underwriting	**456**	394	271	16	68
Equity underwriting	**249**	343	139	(27)	79
Underwriting	**705**	737	410	(4)	72
Advisory and other fees	**333**	448	225	(26)	48
Total investment banking	**1,038**	1,185	635	(12)	63
Fixed income	**2,767**	1,566	2,116	77	31
Equity	**2,077**	1,021	1,066	103	95
Total trading	**4,844**	2,587	3,182	87	52
Other (including loan portfolio)	**(125)**	(37)	177	238	–
Net revenues	**5,757**	3,735	3,994	54	44

Advisory and other fees of CHF 333 million in the first quarter of 2006 were up CHF 108 million, or 48%, compared to the first quarter of 2005, which was negatively impacted by lower announced transaction volumes in late 2004 and the timing of fees. Advisory and other fees declined 26% compared to the fourth quarter of 2005, due primarily to lower industry-wide completed mergers and acquisitions activity and lower market share. Credit Suisse ranked eleventh in global announced mergers and acquisitions and fourteenth in global completed mergers and acquisitions for the first quarter of 2006. Notable transactions announced in the first quarter of 2006 included Bayer AG's acquisition of Schering AG, the sale of Pixar Animation Studios to the Walt Disney Company and the McClatchy Company's acquisition of Knight-Ridder Inc.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the first quarter of 2006 were CHF 4,844 million, up CHF 1,662 million, or 52%, versus the first quarter of 2005, due to strength in both fixed income and equity trading revenues and favorable market conditions. Total trading revenues increased 87% compared to the fourth quarter of 2005, reflecting improved results in both equity and fixed income trading.

Investment Banking's average daily VaR in the first quarter of 2006 was CHF 72 million, up from CHF 67 million in the first quarter of 2005 and up from CHF 71 million in the fourth quarter of 2005. Average ERC increased CHF 4.7 billion versus the first quarter of 2005 and CHF 0.8 billion versus the fourth quarter of 2005, in line with the strategy to extend incremental capital to support high-growth and high-margin activities with notable increases in the leveraged finance, structured products and proprietary trading businesses.

Fixed income trading recorded revenues of CHF 2,767 million in the first quarter of 2006. These results were up CHF 651 million, or 31%, compared to the first quarter of 2005, reflecting strong results in leveraged finance, fixed income proprietary trading, Latin America trading and global foreign exchange positioning, partially offset by weaker results in other emerging markets trading, asset-backed securities and commercial mortgage-backed securities. Fixed income markets in the first quarter of 2006 were generally favorable, with narrowing credit spreads and a substantial increase in new issue activity. The results in the first quarter of 2005 reflected a CHF 125 million positive adjustment to the valuation of over-the-counter derivatives in connection with enhancements to bring Credit Suisse's estimates of fair value closer to how the dealer market prices such derivatives. Compared to the fourth quarter of 2005, fixed income trading revenues increased by 77%, due primarily to higher revenues in leveraged finance, residential mortgage-backed securities, emerging markets trading, global foreign exchange positioning and fixed income proprietary trading, partially offset by weaker results in commercial mortgage-backed securities. Interest rate products performed well despite the flat yield curve. Consistent with the strategy to grow the commodities business, Credit Suisse announced during the quarter a strategic alliance

with Glencore International to build a derivatives and structured products trading business in the oil and petroleum products market.

Equity trading revenues increased CHF 1,011 million, or 95%, and CHF 1,056 million, or 103%, to CHF 2,077 million, compared to the first quarter of 2005 and the fourth quarter of 2005, respectively. These significant increases reflected higher revenues across all major business areas amid strong markets. The customer flow businesses in cash and convertibles performed well across all regions. Equity proprietary trading exhibited strong results across most regions and strategies and equity derivatives benefited from increased deal flow and good trading results. Prime services continued to perform well with higher revenues in the quarter. Credit Suisse solidified its position as a Best in Class prime broker in the top tier of the market, according to the 2006 *Global Custodian* Prime Brokerage survey. In line with furthering Credit Suisse's leading global emerging markets franchise, Credit Suisse and Standard Bank in South Africa announced a new joint venture known as Credit Suisse Standard Securities to focus on equities research, sales, trading and capital markets transactions in South Africa. The combination of Credit Suisse's global equity franchise with Standard Bank's local expertise will provide institutional clients with analysis and access to the South African equity market, which is a significant component of many emerging market indices.

Other (including loan portfolio) recorded a loss of CHF 125 million for the first quarter of 2006 compared to revenues of CHF 177 million in the first quarter of 2005, due primarily to lower gains from private equity-related investments not managed as part of Asset Management and credit default swap losses related to the loan portfolio. Investment Banking selectively hedges the loan book using credit default swaps, which recorded weaker performance as a result of tightening credit spreads.

The following tables present key information of the Investment Banking segment:

	1Q2006	4Q2005	1Q2005
Cost/income ratio	73.8%	92.7%	77.1%
Pre-tax income margin	27.2%	7.7%	23.3%
Compensation/revenue ratio	53.5%	57.2%	53.5%
Average economic risk capital, in CHF m	15,871	15,109	11,221
Pre-tax return on average economic risk capital [1]	42.0%	10.3%	35.8%
Average one-day, 99% VaR, in CHF m	72	71	67

[1] Calculated using a return excluding funding costs for allocated goodwill.

	31.03.06	31.12.05	Change in % from 31.12.05
Total loans	39,654	34,762	14
Non-performing loans/total loans	0.7%	0.4%	–
Impaired loans/total loans	1.5%	1.5%	–

Private Banking

Private Banking provides comprehensive advice and a broad range of investment products and services tailored to the complex needs of high-net-worth individuals all over the world through its Wealth Management business. In Switzerland, Private Banking provides banking products and services to business and retail clients through its Corporate & Retail Banking business.

Private Banking reported income from continuing operations before taxes of CHF 1,308 million in the first quarter of 2006, up CHF 334 million, or 34%, from the first quarter of 2005. The excellent 2006 first quarter results for Private Banking reflected significant improvement in net revenues, primarily from growth in commissions and fees and strong trading revenues. This is the result of very strong client activity in a favorable market environment. Private Banking successfully developed investment strategies relating to macro-trends in commodities, emerging markets, infrastructure and globalization using its industry-leading financial product and research expertise in these fields.

Private Banking net revenues were CHF 3,110 million in the first quarter of 2006, an increase of CHF 571 million, or 22%, compared to the first quarter of 2005, primarily as a result of significant increases in commissions and fees and trading revenues. Private Banking benefited from very strong client activity and capitalized on market momentum across all of its key business areas. Commissions and fees rose CHF 404 million, or 29%, from the first quarter of 2005, driven by revenues relating to considerably higher assets under management, higher brokerage volumes and increased product issuing fees. Private Banking's trading revenues increased CHF 136 million, or 81%, compared to the first quarter of 2005, as a result of high levels of client foreign exchange activity and gains from changes in the fair value of interest rate derivatives. Compared to the first quarter of 2005, net interest income increased CHF 44 million, or 5%, mainly driven by an increase in the liability margin. There was ongoing pressure on the asset margin, reflecting competitive markets. Interest rate-related assets and liabilities volumes rose during the first quarter of 2006, with a strong annualized growth rate of approximately 10% in Swiss residential mortgage volume.

Provision for credit losses in the first quarter of 2006 resulted in net releases of CHF 8 million compared to net releases of CHF 16 million in the first quarter of 2005, reflecting the continued favorable credit environment.

Private Banking's total operating expenses amounted to CHF 1,810 million for the first quarter of 2006, an increase of CHF 229 million, or 14%, compared to the first quarter of 2005. The main driver of the increase in expenses was higher compensation and benefits, which increased CHF 165 million, or 18%, compared to the first quarter of 2005. This increase primarily reflected higher performance-related compensation accruals in line with the strong quarterly performance and higher personnel expenses related to ongoing strategic growth in the Wealth Management business. This strategic growth included front office recruiting with a net increase of approximately 200 relationship managers since the beginning of 2005, predominantly outside Switzerland. Other expenses increased CHF 64 million, or 9%, mainly driven by costs associated with the branding implementation and related advertising costs and higher commission expenses related to the increase in commissions and fees.

Private Banking reported pre-tax income margin of 42.1% in the first quarter of 2006, 3.7 percentage points above the first quarter of 2005, with net revenue growth of 22% compared to a 14% increase in total operating expenses.

Pre-tax income margin


in %
45.0
40.0
35.0
30.0
25.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006

Assets under management

in CHF bn


900.0
850.0
800.0
750.0
700.0
650.0
600.0
550.0
500.0
0.0
30.06. 2004
30.09. 2004
31.12. 2004
31.03. 2005
30.06. 2005
30.09. 2005
31.12. 2005
31.03. 2006

Assets under management increased from CHF 837.6 billion as of December 31, 2005 to CHF 882.7 billion as of March 31, 2006, reflecting net asset inflows of CHF 14.8 billion as well as market and foreign exchange-related movements of CHF 30.3 billion.

In April 2006, the Group announced the merger of its four independent private banks, Clariden Bank, BGP Banca di Gestione Patrimoniale, Bank Hofmann and Bank Leu as well as the securities dealer, Credit Suisse Fides, subject to regulatory and other approvals. This merger, which is expected to be effective as of the beginning of 2007, will create a single independently-operated bank named Clariden Leu, which will combine existing complementary product ranges to help achieve growth in Switzerland and selected international markets.

The following table presents the results of the Private Banking segment:

in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005
Net interest income	**966**	924	922	5	5
Commissions and fees	**1,807**	1,535	1,403	18	29
Trading revenues and realized gains/(losses) from investment securities, net	**303**	236	167	28	81
Other revenues	**34**	21	47	62	(28)
Total noninterest revenues	**2,144**	1,792	1,617	20	33
Net revenues	**3,110**	2,716	2,539	15	22
Provision for credit losses	**(8)**	(21)	(16)	(62)	(50)
Compensation and benefits	**1,071**	888	906	21	18
Other expenses	**739**	823	675	(10)	9
Total operating expenses	**1,810**	1,711	1,581	6	14
Income from continuing operations before taxes	**1,308**	1,026	974	27	34

The following tables present key information of the Private Banking segment:

	1Q2006	4Q2005	1Q2005
Cost/income ratio	**58.2%**	63.0%	62.3%
Pre-tax income margin	**42.1%**	37.8%	38.4%
Net new assets, in CHF bn	**14.8**	8.9	14.1
Average economic risk capital, in CHF m	**4,778**	4,743	4,655
Pre-tax return on average economic risk capital [1]	**111.1%**	88.2%	84.8%

[1] Calculated using a return excluding funding costs for allocated goodwill.

	31.03.06	31.12.05	Change in % from 31.12.05
Assets under management, in CHF bn	**882.7**	837.6	5.4

Wealth Management

Pre-tax income margin


in %
45.0
40.0
35.0
30.0
25.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006

Net new assets


in CHF bn
in %
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
9.0
7.5
6.0
4.5
3.0
1.5
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
— Net new asset growth (rolling four quarter average in %)

Income from continuing operations before taxes for the Wealth Management business was CHF 963 million, an increase of 50% compared to the first quarter of 2005. Net revenues totaled CHF 2,227 million in the first quarter of 2006, an increase of CHF 522 million, or 31%, compared to the first quarter of 2005. This increase was mainly due to high brokerage volumes, product sales, foreign exchange transaction activity from clients and revenues related to higher assets under management. Total operating expenses were CHF 1,264 million in the first quarter of 2006, an increase of CHF 205 million, or 19%, compared to the first quarter of 2005. The main drivers of the increase were higher performance-related compensation accruals in line with the strong quarterly performance and higher expenses related to strategic growth initiatives.

Pre-tax income margin was 43.2% in the first quarter of 2006, 5.5 percentage points above the first quarter of 2005. This increase reflected strong net revenue growth of 31% compared to an increase in operating expenses of 19%. For the first quarter of 2006, net new assets were CHF 14.5 billion, an increase of CHF 3.4 billion compared to the first quarter of 2005, representing an annualized growth rate of 8.4% and a rolling four quarter average of 7.8%. Net new assets in this business particularly benefited from strong inflows from Switzerland, Europe and the Americas. Gross margin on assets under management increased 7.4 basis points to 124.6 basis points compared to the first quarter of 2005. The transaction-based margin increased 12.1 basis points, benefiting from very strong client activity. The asset-based margin decreased 4.7 basis points, as average assets under management increased 23%, whereas interest income increased only 11% compared to the first quarter of 2005. In addition, the asset-based margin decreased due to the temporary dilution effect from the strong growth in net new assets in the first quarter of 2006.

The following table presents the results of the Wealth Management business:

in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005
Net interest income	458	396	411	16	11
Total noninterest revenues	1,769	1,472	1,294	20	37
Net revenues	2,227	1,868	1,705	19	31
Provision for credit losses	0	2	3	–	–
Compensation and benefits	735	596	589	23	25
Other expenses	529	567	470	(7)	13
Total operating expenses	1,264	1,163	1,059	9	19
Income from continuing operations before taxes	963	703	643	37	50

The following tables present key information of the Wealth Management business:

	1Q2006	4Q2005	1Q2005
Cost/income ratio	56.8%	62.3%	62.1%
Pre-tax income margin	43.2%	37.6%	37.7%
Net new assets, in CHF bn	14.5	6.8	11.1
Net new asset growth (rolling four quarter average)	7.8%	7.5%	5.3%
Net new asset growth	8.4%	4.0%	7.8%
Gross margin on assets under management	124.6 bp	109.4 bp	117.2 bp
of which asset-based	73.1 bp	70.3 bp	77.8 bp
of which transaction-based	51.5 bp	39.1 bp	39.4 bp
Net margin (pre-tax) on assets under management	53.9 bp	41.2 bp	44.2 bp

	31.03.06	31.12.05	Change in % from 31.12.05
Assets under management, in CHF bn	733.7	693.3	5.8

Corporate & Retail Banking

Pre-tax income margin


in %
45.0
40.0
35.0
30.0
25.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006

Pre-tax return on average economic risk capital


in %
50.0
45.0
40.0
35.0
30.0
25.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006

Income from continuing operations before taxes for the Corporate & Retail Banking business was CHF 345 million, an increase of 4% compared to the first quarter of 2005. Net revenues totaled CHF 883 million in the first quarter of 2006, an increase of CHF 48 million, or 6%, compared to the first quarter of 2005. This increase mainly resulted from strong commissions and fees and increased trading revenues. Provision for credit losses in the first quarter of 2006 resulted in net releases of CHF 8 million, compared to net releases of CHF 19 million in the first quarter of 2005.

Pre-tax income margin was 39.1% in the first quarter of 2006, a decrease of 0.5 percentage points compared to the first quarter of 2005. This decrease was attributable to lower releases of credit provisions. The pre-tax return on average economic risk capital for the first quarter of 2006 was 48.4%, an increase of 6.6 percentage points compared to the first quarter of 2005. Average economic risk capital in the first quarter of 2006 was CHF 2,858 million, a decrease of 10% compared to the first quarter of 2005, which was primarily a result of the continued improvement in the risk profile of the lending portfolio.

The following table presents the results of the Corporate & Retail Banking business:

in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005
Net interest income	508	528	512	(4)	(1)
Total noninterest revenues	375	319	323	18	16
Net revenues	**883**	847	835	4	6
Provision for credit losses	**(8)**	(23)	(19)	(65)	(58)
Compensation and benefits	336	291	318	15	6
Other expenses	210	257	205	(18)	2
Total operating expenses	**546**	548	523	0	4
Income from continuing operations before taxes	**345**	322	331	7	4

The following tables present key information of the Corporate & Retail Banking business:

	1Q2006	4Q2005	1Q2005
Cost/income ratio	61.8%	64.7%	62.6%
Pre-tax income margin	39.1%	38.0%	39.6%
Net new assets, in CHF bn	0.3	2.1	3.0
Average economic risk capital, in CHF m	2,858	3,041	3,168
Pre-tax return on average economic risk capital [1]	48.4%	42.4%	41.8%

[1] Calculated using a return excluding funding costs for allocated goodwill.

	31.03.06	31.12.05	Change in % from 31.12.05
Assets under management, in CHF bn	149.0	144.3	3.3
Mortgage loans, in CHF bn	67.2	66.3	1.4
Other loans, in CHF bn	31.7	28.3	12.0
Non-performing loans/total loans	1.6%	1.9%	(15.8)
Impaired loans/total loans	2.2%	2.6%	(15.4)
Number of branches	215	215	0.0

Asset Management

Asset Management combines the discretionary investment management functions of Credit Suisse and offers products across a broad range of investment classes, from equity, fixed income and multi-asset class products to alternative investments such as real estate, hedge funds, private equity and volatility management. Asset Management manages portfolios, mutual funds and other investment vehicles for government, institutional and private clients. Products are offered through both proprietary and third party distribution channels as well as through other channels within Credit Suisse.

Asset Management's income from continuing operations before taxes was CHF 234 million in the first quarter of 2006, an increase of CHF 26 million, or 13%, compared to the first quarter of 2005, reflecting a slight increase in commission and fee income and strong private equity gains partly offset by higher total operating expenses.

First quarter 2006 net revenues were CHF 756 million, a 23% increase from the first quarter of 2005. Asset management revenues, which consist primarily of fees from asset management and fund administration services provided to clients, increased CHF 22 million, or 5%, compared to the first quarter of 2005, mainly driven by higher assets under management, which increased 29%, reflecting the inclusion of more than CHF 40 billion in low margin money market products in the fourth quarter of 2005. Asset management revenues were negatively impacted by lower trading revenues as a result of changes in the fair value of interest rate derivatives. Asset management revenues decreased slightly versus the fourth quarter of 2005 also due primarily to lower trading revenues. Private equity commissions and fees, which include private equity fund management fees, were stable compared to the first quarter of 2005.

In the first quarter of 2006, Asset Management recorded private equity gains of CHF 206 million, an increase of CHF 121 million, or 142%, compared to the first quarter of 2005. Private equity gains, which include gains on investments and performance-related carried interest, are cyclical in nature and in 2005 were considered to be at the high-end of the private equity cycle. The first quarter 2006 gains included CHF 85 million arising from the sale of assets in an emerging market investment fund.

The following table presents the results of the Asset Management segment:

in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005
Net interest income	**(19)**	(22)	(13)	(14)	46
Commissions and fees	**561**	539	524	4	7
Trading revenues and realized gains/(losses) from investment securities, net	**(11)**	10	7	–	–
Other revenues	**225**	230	96	(2)	134
Total noninterest revenues	**775**	779	627	(1)	24
Net revenues	**756**	757	614	0	23
Provision for credit losses	**2**	0	0	–	–
Compensation and benefits	**261**	252	225	4	16
Other expenses	**259**	264	181	(2)	43
of which commission expenses	**84**	86	63	(2)	33
Total operating expenses	**520**	516	406	1	28
Income from continuing operations before taxes	**234**	241	208	(3)	13

The following table presents the revenue details of the Asset Management segment:

in CHF m	1Q2006	4Q2005	1Q2005	Change in % from 4Q2005	Change in % from 1Q2005
Asset management revenues	494	502	472	(2)	5
Private equity commissions and fees	56	47	57	19	(2)
Net revenues before private equity gains	550	549	529	0	4
Private equity gains	206	208	85	(1)	142
Net revenues	756	757	614	0	23

The following tables present key information of the Asset Management segment:

	1Q2006	4Q2005	1Q2005
Cost/income ratio	68.8%	68.2%	66.1%
Pre-tax income margin	31.0%	31.8%	33.9%
Net new assets	17.0	(0.8)	3.9
of which private equity	2.4	1.3	0.1
of which advisory assets	1.0	3.2	1.1
Gross margin on assets under management	49.8 bp	54.0 bp	52.1 bp
Net margin (pre-tax) on assets under management	15.4 bp	17.2 bp	17.6 bp
Average economic risk capital, in CHF m	1,345	1,311	939
Pre-tax return on average economic risk capital [1]	77.7%	82.1%	97.1%

[1] Calculated using a return excluding funding costs for allocated goodwill.

in CHF bn	31.03.06	31.12.05	Change in % from 31.12.05
Assets under management	619.6	589.4	5.1
Private equity investments	2.0	1.4	42.9

Pre-tax income margin


in %
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006

Total operating expenses were CHF 520 million, an increase of CHF 114 million, or 28%, compared to the first quarter of 2005, reflecting higher performance-related compensation, higher commission expenses, costs associated with the realignment of the Asset Management business and costs associated with the branding implementation and related advertising costs.

Pre-tax income margin for the first quarter of 2006 was 31.0%, down 2.9 percentage points from the first quarter of 2005, with a 23% increase in net revenues offset by a 28% increase in total operating expenses. Compared to the fourth quarter of 2005, pre-tax income margin decreased 0.8 percentage points, reflecting stable net revenues and a slight increase in total operating expenses. Asset Management maintained its pre-tax income margin over the past year at a generally constant level, with the exception of the second quarter of 2005 which included exceptional private equity gains.

Gross margin on assets under management amounted to 49.8 basis points in the first quarter of 2006, down 2.3 basis points from the first quarter of 2005, due to the inclusion of more than CHF 40 billion in low margin money market products in the fourth quarter of 2005 and the decrease in trading revenues.

Pre-tax return on average economic risk capital was 77.7%, down 19.4 percentage points versus the first quarter of 2005. Average economic risk capital was higher in the first quarter of 2006, partly due to increased direct investments in alternative products.

Asset Management has launched a number of initiatives to increase profitability. These initiatives will focus on improving client orientation, reducing the overall cost base and specifically targeting geographic regions with low profitability.

The following table presents total assets under management of the Asset Management segment by asset class:

in CHF bn	31.03.06	31.12.05	Change in % from 31.12.05
Money market	71.4	64.1	11.4
Fixed income	116.5	110.0	5.9
Balanced	255.6	254.6	0.4
Equities	51.8	47.7	8.6
Alternative [1]	124.3	113.0	10.0
of which private equity	28.1	25.5	10.2
Total assets under management	619.6	589.4	5.1
of which discretionary assets	527.9	500.3	5.5
of which advisory assets	91.7	89.1	2.9

[1] Alternative include private equity, funds of hedge funds, real estate and indexed products.

Assets under management


in CHF bn
650.0
600.0
550.0
500.0
450.0
400.0
350.0
0.0
30.06. 2004
30.09. 2004
31.12. 2004
31.03. 2005
30.06. 2005
30.09. 2005
31.12. 2005
31.03. 2006

Net new assets


in CHF bn
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
(2.5)
(5.0)
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006

Assets under management increased from CHF 589.4 billion as of December 31, 2005, to CHF 619.6 billion as of March 31, 2006, reflecting market and foreign exchange-related movements of CHF 13.2 billion and net new assets of CHF 17.0 billion. Net asset inflows of CHF 18.3 billion were partly offset by outflows of CHF 1.3 billion related to movements in the German real estate market. Net inflows were mainly from money market products, fixed income, multi-asset class solution products and alternative investments and originated mainly in the US and Europe. Of the net new assets recorded in the first quarter, approximately a third related to the reinvestment in the US of money market outflows in the fourth quarter of 2005.

Asset Management expects to benefit significantly from the integration of the banking businesses through focused collaboration within Credit Suisse. As a result of this focused collaboration, Asset Management won mandates with the help of the Investment Banking and Private Banking segments. In addition, Asset Management launched initiatives together with Private Banking to increase penetration of the private client base with discretionary mandates, which is expected to provide additional high-margin returns for Credit Suisse.

As part of its strategy to develop its presence in Asia, Credit Suisse announced an agreement to form a joint venture in South Korea with Woori Asset Management, in which Credit Suisse will acquire a 30% stake. The venture combines Woori Asset Management's strong onshore distribution network with Credit Suisse's expertise and knowledge of global markets.

In addition to proprietary channels in the US, registered funds of hedge funds are now being sold through third party retail channels, representing a significant growth opportunity for this product.

Annex III

Capital

Credit Suisse
Credit Suisse's consolidated BIS tier 1 ratio was 9.4% as of March 31, 2006, down from 9.6% as of December 31, 2005. Risk-weighted assets increased compared to the fourth quarter of 2005, primarily reflecting increased commercial and private lending as well as securitization activities in the first quarter of 2006. Tier 1 capital increased CHF 1,173 million with the contribution of first quarter net income, partially offset by dividend accruals. The shareholder's equity of Credit Suisse decreased from CHF 25.8 billion as of December 31, 2005, to CHF 25.6 billion as of March 31, 2006.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):

	Credit Suisse	
in CHF m, except where indicated	31.03.2006	31.12.2005
Risk-weighted positions	217'215	200'904
Market risk equivalents	13'287	12'499
Risk-weighted assets	230'502	213'403
Total shareholders' equity	25'638	25'788
Reconciliation to Tier 1 capital:		
Non-cumulative perpetual preferred securities	1'049	1'044
Investment in insurance entities	(12)	(12)
Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	(4'939)	(6'257)
Tier 1 capital	21'736	20'563
Tier 1 ratio	9.4%	9.6%
Total capital	32'041	29'815
Total capital ratio	13.9%	14.0%

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse may continue to include as Tier 1 capital CHF 6.5 billion as of March 31, 2006 (December 31, 2005: CHF 6.5 billion) of equity from special purpose entities that are deconsolidated under FIN 46R.